UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___ )*

Ascent Solar Technologies, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

043635101
(CUSIP Number)

Christopher H. Cunningham
K&L Gates LLP
925 4th Avenue, Suite 2900
Seattle, WA 98104
(206) 623-7580
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

August 12, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 043635101	13D

1	NAMES OF REPORTING PERSONS: TFG Radiant Investment Group Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): N/A(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,965,452
	8	SHARED VOTING POWER 8,067,390 (2)
	9	SOLE DISPOSITIVE POWER 7,965,452
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,965,452(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.5%(2)(3)
14	TYPE OF REPORTING PERSON CO

(1)  TFG Radiant Investment Group Ltd. is incorporated in the British Virgin Islands and does not have an I.R.S. Identification Number.

(2)  Due to a Voting Agreement (further described in Item 4 and Item 6 below) between the reporting person and Norsk Hydro Produksjon AS, a limited liability company organized under the laws of the Kingdom of Norway (“Norsk”), the reporting person may be deemed to be a member of a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act and therefore may be deemed to beneficially own 8,067,390 shares of common stock of the Issuer beneficially owned by Norsk (the “Norsk Shares”). The reporting person expressly disclaims being a member of a Section 13D “group” with Norsk and expressly disclaims any beneficial ownership of the Norsk Shares.  As a result, the Norsk Shares have been excluded from lines 11 and 13 in the table above.  If the Norsk Shares were included in lines 11 and 13 of the table above, these lines would identify the reporting person as beneficially holding, in the aggregate, 16,032,842 shares of Common Stock of the Issuer, or 41.2%.

(3)  Based on 38,910,306 shares of Common Stock outstanding as of August 15, 2011, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 15, 2011.

Item 1.	Security and Issuer.

This Statement on Schedule 13D (the “Statement”) relates to the shares of common stock, $0.0001 par value per share (the “Shares”), of Ascent Solar Technologies, Inc., a Delaware corporation (the “Issuer”).  The principal executive office of the Issuer is located at 12300 Grant Street, Thornton, CO 80241.

Item 2.	Identity and Background.

(a)-(c)           This Statement is being filed by TFG Radiant Investment Group Ltd., a company organized under the laws of the British Virgin Islands (“TFG Radiant”).  TFG Radiant is a joint venture of Radiant Group, a Chinese construction and real estate conglomerate, and Tertius Financial Group, a Singaporean investment firm.  The core businesses of TFG Radiant are metal roofing and facades, import and export trading, real estate investment, project management consulting, and new-energy development.  The address of TFG Radiant’s principal office is Block B, Fourth Floor, Building B ,No. 1 Binlang Road, Fuitan FTZ ,Shenzhen, China 518038.  The name, residence or business address, and present principal occupation or employment of each of the executive officers and directors of TFG Radiant, and the name, principal business and address of any corporation or other organization in which such employment is conducted, are set forth on Schedule A and are incorporated by reference herein.

(d)-(e) During the last five years, neither TFG Radiant nor, to the best of TFG Radiant’s knowledge, any person named in Schedule A, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     The citizenships of each executive officer and director of TFG Radiant are set forth on Schedule A and are incorporated by reference herein.

Item 3.	Source and Amount of Funds or Other Consideration.

TFG Radiant acquired 6,400,000 of the Shares reported herein (the “Tranche 1 Shares”) at a price of $1.15 per share, or $7.36 million in the aggregate, pursuant to a Securities Purchase Agreement dated August 12, 2011.  The source of the funds used to purchase these 6,400,000 Shares was working capital.

TFG Radiant acquired 1,565,452 of the Shares reported herein at an average price of $1.60 per share, or $2,504,723 in the aggregate, purchased in open market trades.  The source of the funds used to purchase these 1,565,452 Shares was working capital.

Item 4.	Purpose of the Transaction.

TFG Radiant acquired the Shares for investment purposes and to create a strategic alliance between TFG Radiant and the Issuer.

In connection with this investment and strategic alliance:

(a)         TFG Radiant received an option from the Issuer (the “Tranche 2 Option”) to acquire an additional 9,500,000 shares of the Issuer’s common stock at an exercise price of $1.55 per share (the “Tranche 2 Shares”).  The option is only exercisable after approval of the option by the Issuer’s stockholders and achievement of certain milestones associated with the development of facilities in East Asia (the “Tranche 2 Milestone”).  The option expires on February 12, 2014.  If a change-of-control transaction occurs after stockholder approval and prior to February 12, 2014, the option will become immediately exercisable and will terminate unless exercised in connection with such change-of-control transaction.

(c)         The Issuer granted to TFG Radiant exclusive rights to manufacture and sell solar devices in East Asia based on the Issuer’s proprietary CIGS PV technology.  In exchange, TFG Radiant: (a) has committed to invest $165 million to construct facilities in East Asia using the Issuer’s proprietary processes for manufacturing flexible CIGS PV, (b) will provide consulting fees to the Issuer in connection with the construction of facilities in East Asia, (c) will provide license fees, royalty payments and ownership interest in all such constructed East Asia facilities to the Issuer, and (d) subject to the East Asia facilities meeting certain milestones related to production and costs, will provide over time incentive payments to the Issuer of up to $250 million.

(d)          The Issuer and TFG Radiant entered into a Stockholders Agreement; and TFG Radiant and Norsk Hydro Produksjon AS, a limited liability company organized under the laws of the Kingdom of Norway and substantial stockholder of the Issuer (“Norsk”), entered into a Voting Agreement.  Pursuant to the Stockholders Agreement and the Voting Agreement, so long as TFG Radiant continues to hold at least 15% of the Issuer’s outstanding common stock, TFG Radiant has the right to designate one member to the Issuer’s board of directors; and upon exercise of the Tranche 2 Option, or at such other time when TFG Radiant beneficially owns 25% of the Issuer’s outstanding common stock, TFG Radiant will have the right to designate a second member to the Issuer’s board of directors.  The Stockholders Agreement and

Voting Agreement are described more in detail below under Item 6.

(e) and (g)          The Issuer’s charter and bylaws may be amended in order to accommodate the transactions contemplated by the TFG Radiant investment and strategic alliance.  For instance, the Issuer intends to seek the approval of an amendment to its charter in order to increase the number of authorized Shares to 125,000,000.  TFG Radiant and Norsk have agreed to vote all of their Shares in favor of this amendment.

As of the date of this Statement, except as set forth within this Statement, the reporting person, has no plans or proposals that would result in any of the matters set forth within (b), (f), or (h)-(j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)  As of August 12, 2011, TFG Radiant beneficially owned 7,965,452 Shares, which constitutes approximately 20.5% of the total number of Shares issued and outstanding.  The aggregate percentage of Shares reported to be beneficially owned by TFG Radiant is based upon 38,910,306 Shares outstanding, which is the total number of Shares outstanding as of August 15, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 15, 2011.

(b)  TFG Radiant has the sole voting and dispositive power over 7,965,452 Shares.

TFG Radiant may be deemed to have shared voting power over 8,067,390 Shares due to a Voting Agreement between TFG Radiant and Norsk Hydro Produksjon AS, a limited liability company organized under the laws of the Kingdom of Norway (“Norsk”).  The Voting Agreement is further described in Item 4 above and Item 6 below.  Norsk is engaged in the oil and energy and petrochemicals industries.  The principal address of Norsk is Drammensveien 264, N-0240, Oslo, Norway.  According to the Schedule 13D filed by Norsk on March 23, 2007, as amended to date, during the last five years, Norsk has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)  Except as described in Item 3 above with respect to the 6,400,000 shares purchased on August 12, 2011, TFG Radiant has not effected any transactions in Shares during the past sixty days.  To the knowledge of TFG Radiant, none of TFG Radiant’s executive officers or directors has effected any transactions in the Shares during the past sixty days.

(d)  To TFG Radiant’s knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of TFG Radiant reported herein.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On August 12, 2011, the Issuer and TFG Radiant entered into a Securities Purchase Agreement, a Stockholders Agreement, a Registration Rights Agreement, and a Joint Development Agreement, and (b) TFG Radiant and Norsk, entered into a Voting Agreement.

Securities Purchase Agreement:

Under the terms of the Securities Purchase Agreement:

(a) TFG Radiant acquired 6,400,000 Shares (the “Tranche 1 Shares”) at a price of $1.15 per share or $7,360,000 in the aggregate at a closing that occurred on August 12, 2011.

(b) The Issuer granted to TFG Radiant an option (the “Tranche 2 Option”) to purchase 9,500,000 Shares (the “Tranche 2 Shares”).  TFG Radiant may not exercise the Tranche 2 Option unless and until (i) the Issuer’s stockholders approve the issuance of the Tranche 2 Shares, and (ii) TFG Radiant meets certain milestones related to the construction of facilities in East Asia (the “Tranche 2 Milestone”). The Tranche 2 Option exercise price is $1.55 per share, and the Tranche 2 Option expires on February 12, 2014.  If a change-of-control transaction occurs after stockholder approval and prior to the February 12, 2014 expiration date, then the Tranche 2 Option will become immediately exercisable and will terminate unless exercised in connection with such change of control transaction.

(c) The Issuer has agreed to submit the issuance of the Tranche 2 Shares underlying the Tranche 2 Option to the Issuer’s stockholders for approval at a special meeting of the stockholders.

The foregoing description of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Securities Purchase Agreement, which is filed as an exhibit hereto and incorporated herein by reference.

Stockholders Agreement:

Under the terms of the Stockholders Agreement:

(a) After closing on the purchase and sale of the Tranche 1 Shares, and, so long as TFG Radiant continues to hold at least fifteen percent (15%) of Issuer’s outstanding common stock, the Issuer shall use its reasonable efforts to elect a designated representative of TFG Radiant to the Issuer’s Board of Directors (the “Board”). As soon as practicable after the purchase and sale of the Tranche 2 Shares, if any, or at such other time as TFG Radiant beneficially owns twenty-five percent (25%) of the Issuer’s outstanding common stock, the Issuer shall use its reasonable efforts to elect a second designated representative of TFG Radiant to the Board.  TFG Radiant’s rights to appoint any directors to the Board will terminate in the event that the Issuer terminates the Joint Development Agreement (described below) in accordance with the terms thereof prior to the achievement of the Tranche 2 Milestone.

(b) TFG Radiant has agreed that until August 12, 2013, it will not, without prior approval of the Board, acquire more than 36.5% of the Issuer’s issued and outstanding common stock. This restriction will terminate in certain circumstances, including if: (i) the Board solicits, or announces an intention to solicit, an offer by a third party to acquire at least 20% of the Issuer’s common stock or assets (an “Acquisition Proposal”), (ii) the Board approves, accepts, authorizes or recommends an Acquisition Proposal, (iii) the Issuer enters into any letter of intent or agreement with respect to an Acquisition Proposal, (iv) a third party (other than TFG Radiant or Norsk) acquires or announces an intent to acquire at least 20% of Issuer’s outstanding common stock, or (v) stockholder approval is not obtained for the issuance of the Tranche 2 Shares upon exercise of the Tranche 2 Option.

(c) TFG Radiant has preemptive rights to purchase its pro rata share of future offerings by the Issuer of equity securities (or rights convertible into equity securities), with a limited number of customary exceptions.

(d) TFG Radiant and its affiliates have agreed to vote (or tender or exchange in the case of a tender or exchange offer) all shares of common stock beneficially owned in favor of certain acquisition proposals which (i) have been recommended by a majority of the Board and (ii) meet specified minimum per share price thresholds.

The foregoing description of the Stockholders Agreement does not purport to be complete and is qualified in its entirety by reference to the Stockholders Agreement, which is filed as an exhibit hereto and incorporated herein by reference.

Voting Agreement:

Under the terms of the Voting Agreement, Norsk has agreed:

(a) To vote (or cause to be voted) in person or by proxy all shares beneficially owned by it in favor of the issuance of the Tranche 2 Shares upon exercise by TFG Radiant of the Tranche 2 Option.

(b) To vote (or cause to be voted) in person or by proxy all shares beneficially owned by them in favor of TFG Radiant’s board designees that are designated in accordance with the Stockholders Agreement described above.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, which is filed as an exhibit hereto and incorporated herein by reference.

Registration Rights Agreement:

The Registration Rights Agreement grants TFG Radiant certain “demand” and “piggyback” registration rights with respect to the Tranche 1 Shares in the event that stockholder approval of the issuance of the Tranche 2 Shares is not obtained.  Specifically, TFG Radiant may require the Issuer to effect a registration under the Securities Act of 1933 (the “Securities Act”) covering at least 250,000 of the Tranche 1 Shares.  TFG Radiant may exercise this “demand” right twice.  Furthermore, if the Issuer proposes to file a registration statement under the Securities Act, then TFG Radiant may require the Issuer to include TFG Radiant’s Tranche 1 Shares in such registration.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, which is filed as an exhibit hereto and incorporated herein by reference.

Joint Development Agreement:

Under the terms of the Joint Development Agreement:

(a) The parties will collaborate in order to allow TFG Radiant to (i) develop and commercialize facilities (“Fabs”) that manufacture Copper Indium Gallium diSelenide (CIGS) thin-film photovoltaic modules (“CIGS PV”) in an agreed upon territory in East Asia, and (ii) sell CIGS PV in such territory.

(b) TFG Radiant agrees to pay to the Issuer certain specified non-recurring engineering funding.

(c) The Issuer shall have the option to require TFG Radiant to purchase CIGS PV produced by the Issuer, subject to certain minimum volume and price thresholds.

(d) TFG Radiant has been granted an exclusive license to intellectual property owned by the Issuer or developed by the Issuer in connection with constructing Fabs and selling CIGS PVs in the territory.  In order to maintain exclusivity in the territory, TFG Radiant must achieve certain specified performance metrics.

(e) TFG Radiant will pay to the Issuer a series of milestones payments in the event TFG Radiant (i) sells and ships certain quantities of CIGS PV and (ii) achieves certain target costs of production.

(f) TFG Radiant will pay to the Issuer a royalty percentage based on net sales of the CIGS PV, a portion of which can be converted into an ownership interest in the Fab responsible for such production.

(g) TFG Radiant will pay to the Issuer a license fee at the time of commissioning for each TFG Radiant Fab.

The foregoing description of the Joint Development Agreement does not purport to be complete.  The Issuer intends to file a redacted copy of the Joint Development Agreement as an exhibit to a future periodic report of the Issuer and, in connection with such filing, to submit a confidential treatment request letter to the Securities and Exchange Commission.

Item 7.	Material to be filed as Exhibits.

Exhibit 1	Securities Purchase Agreement, dated August 12, 2011, incorporated by reference to Exhibit 99.1 of Issuer’s Current Report filed on Form 8-K on August 15, 2011.

Exhibit 2	Stockholders Agreement, dated August 12, 2011, incorporated by reference to Exhibit 99.2 of Issuer’s Current Report filed on Form 8-K on August 15, 2011.

Exhibit 3	Voting Agreement, dated August 12, 2011, incorporated by reference to Exhibit 99.4 of Issuer’s Current Report filed on Form 8-K on August 15, 2011.

Exhibit 4	Registration Rights Agreement, dated August 12, 2011, incorporated by reference to Exhibit 99.3 of Issuer’s Current Report filed on Form 8-K on August 15, 2011.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 22, 2011

TFG RADIANT INVESTMENT GROUP LTD.

By: /s/ Lee Kong Hian
Name: Lee Kong Hian
Title: Executive Director

SCHEDULE A

Directors, Executive Officers, and Controlling Persons of TFG Radiant

Name	Citizenship	Residence or Business Address	Occupation or Employment
Xu Biao (Winston)	China	Block B, Fourth Floor, Building B , No. 1 Binlang Road, Fuitan FTZ, Shenzhen, China 518038	Chairman
Lee Kong Hian (Victor)	Singapore	As above	Executive Director
Inbo Lee	U.S.A.	As above	CEO, Director
Oki Widjaja	Indonesia	As above	Director